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Schedule 13G                                                        Page 1 of 4


SEC          Potential persons who are to respond to the collection of
1745 (3-98)  information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                    UNITED STATES                         OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          OMB Number: 3235-0145
                Washington, D.C. 20549                Expires: November 30, 1999
                                                      Estimated average burden
                     SCHEDULE 13G                     hour per response...14.9


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*


                            Interface Systems, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   458667102
                   -----------------------------------------
                                (CUSIP Number)

                               November 10, 1999
                   -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G                                               Page 2 of 4

CUSIP No. 458667102
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                David H. Zimmer
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) .......................................................................

     (b) .......................................................................

--------------------------------------------------------------------------------
3.   SEC Use Only ..............................................................

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   U.S.A.

--------------------------------------------------------------------------------
   Number of        5.   Sole Voting Power
    Shares          ------------------------------------------------------------
 Beneficially       6.   Shared Voting Power        350,000
   Owned by         ------------------------------------------------------------
     Each           7.   Sole Dispositive Power
   Reporting        ------------------------------------------------------------
  Person With       8.   Shared Dispositive Power   350,000

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  350,000

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)..................

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (11)    7.75%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions) IN

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................
--------------------------------------------------------------------------------



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                                                                     Page 3 of 4

                                  SCHEDULE 13G

ITEM 1.

         (a) The name of the issuer is Interface Systems, Inc. (the "Corporation").

         (b) The Corporation's executive office is located at 5855 Interface Drive, Ann Arbor, MI 48103.

ITEM 2.

         (a) The person filing this statement is David H. Zimmer.

         (b) Mr. Zimmer's residence is 2 Martin Dale Road, Greenwich, CT 06830.

         (c) Mr. Zimmer is a United States citizen.

         (d) The Security is common stock, no par value per share.

         (e) The CUSIP Number of the Security is 458667102.

ITEM 3.

         (a) Not applicable.

ITEM 4.

         (a) Mr. Zimmer is the beneficial owner of 350,000 shares of the Security by virtue of his status as Chief Executive Officer of Congressional Securities, Inc. ("Congressional"), a broker-dealer registered under
Section 15 of the Securities Exchange Act of 1934, which has investment discretion and voting power over accounts of its customers, including the customer account of Mr. Zimmer which holds 150,000 shares. Congressional is filing a separate Schedule 13G pursuant to Rule 13d-1(b) reporting shared beneficial ownership of 350,000 shares.

         (b) The amount of shares of the Security beneficially owned by Mr. Zimmer is 7.75% of the total outstanding shares of the security, including 2.5% in his account and 5.25% in the accounts of other customers of Congressional.

         (c)   (i) Not applicable.

              (ii) Mr. Zimmer has shared power with Congressional to vote or to direct the vote of 350,000 shares of the Security.

             (iii) Not applicable.

              (iv) Mr. Zimmer has shared power with Congressional to dispose, or to direct the disposition, of 350,000 shares of the Security.



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                                                                    Page 4 of 4

ITEM 5.

         Not applicable.

ITEM 6.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

ITEM 7.

         Not applicable.

ITEM 8.

         Not applicable.

ITEM 9.

         Not applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

November 19, 1999
-----------------
Date

                                          By David H. Zimmer
                                             ----------------------------------
                                             David H. Zimmer